UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number 000-49843

ALTERITY THERAPEUTICS LIMITED

(Name of Registrant)

LEVEL 3, 460 BOURKE STREET, MELBOURNE, VIC 3000, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

This Form 6-K is not being incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Files No. 333-228671, 333-248980 and 333-251073) and our Registration Statements on Form F-3 (Files No. 333-231417, 333-249311, 333-250076 and 333-251647).

ALTERITY THERAPEUTICS LIMITED

(a development stage enterprise)

The following exhibits are submitted:

99.1	Condensed Consolidated Financial Statements of Alterity Therapeutics Limited and Subsidiaries (a development stage enterprise) as of December 31, 2021
99.2	Operating and Financial Review and Prospects for the Six Months ended December 31, 2021
99.3	Auditor’s Independence Declaration
99.4	Independent auditor’s report to the members of Alterity Therapeutics Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alterity Therapeutics Limited

/s/ Dr. David Stamler
By:	Dr. David Stamler
Chief Executive Officer

Date: February 28, 2022

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